Filed by Pfizer Inc.

Pursuant to Rule 425 under the Securities Act of 1933, as amended and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934, as amended

Subject Company: Pfizer Inc.

(Commission File No. 001-03619)

The following communication is being filed in connection with the proposed business combination between Mylan N.V. and Upjohn, Pfizer Inc.’s off-patent branded and generic established medicines business.

Contacts Media Relations:

Christine Waller

+1 (724) 514-1968

Christine.Waller@mylan.com

Patricia Kelly

+1 (212) 733-3810

Patricia.Kelly@Pfizer.com

Investor Relations:

Melissa Trombetta

+1 (724) 514-1813

Melissa.Trombetta@mylan.com

Ryan Crowe

+1 (212) 733-8160

Ryan.Crowe@Pfizer.com

Mylan and Pfizer Announce Appointment of Viatris

Chief Financial Officer

- Pfizer’s Upjohn Division CFO Sanjeev Narula selected for leadership role at combined company -

HERTFORDSHIRE, England, PITTSBURGH and NEW YORK, February 27, 2020 — Mylan N.V. (NASDAQ: MYL) and Pfizer (NYSE: PFE) today announced that Sanjeev Narula, current chief financial officer (CFO) of Upjohn, a division of Pfizer, has been named incoming CFO of Viatris, the new company that will result from the planned combination of Mylan and Upjohn. Upon closing, which is expected in mid-2020, Viatris will be a new champion for global health with a portfolio of approximately 3,000 brands and molecules and a commercial presence in 165 countries.

Mr. Narula’s strong, 16-year history with Pfizer encompasses several financial leadership positions, where he has worked under the leadership of Pfizer’s Chief Financial Officer and Executive Vice President of Business Operations and Global Supply, Frank D’Amelio. At Upjohn, he has worked closely with incoming Viatris CEO Michael Goettler and has developed a deep understanding of financial and commercial dynamics across key geographies, including emerging markets, particularly China. He also has broad knowledge of the generic and branded pharmaceutical business, having previously served as Vice President, Finance, for Pfizer’s Essential Health Business. Since joining Pfizer in 2004, Mr. Narula has also served as the Finance lead for the Primary Care Business Unit, the largest commercial division at the time; led the creation and expansion of a centralized business services unit; and also has diversified experiences in controllership, external reporting, financial planning & analysis (FP&A), business development and audit functions from Pfizer and previous experience. Prior to joining Pfizer, Mr. Narula had financial and operational leadership roles at American Express and Xerox.

Pfizer Chairman and CEO Dr. Albert Bourla said: “Sanjeev’s global experience, proven leadership, and deep industry knowledge will serve Viatris employees, customers and shareholders well. I am very confident that his commitment to excellence will be instrumental as the new company charts its path as a champion for global health.”

Pfizer Chief Financial Officer and Executive Vice President of Business Operations and Global Supply, Frank D’Amelio said: “Sanjeev is a committed global leader with deep knowledge of the Upjohn portfolio, and his vast experience in finance and shared services will bring significant value to Viatris as the Chief Financial Officer. I have worked directly with Sanjeev throughout his career at Pfizer and believe he will be a strong addition to the Viatris leadership team.”

Mylan Chairman and future Viatris Executive Chairman Robert J. Coury said: “Viatris has an unparalleled opportunity to fill a unique role in the pharmaceuticals market as a global healthcare gateway, providing greater access to more medicines for patients around the world. I’ve had the privilege of spending a great deal of time directly with Sanjeev over the past few months. He brings strong operations, organizational structure and development, FP&A, and financial controls experience, as well as an understanding of the pharmaceutical industry that give him exactly the right profile to help ensure that the new company delivers on this opportunity and its commitment to create shareholder value. Sanjeev’s deep-rooted experience at Pfizer, which includes significant accomplishments in process optimization and automation, capital allocation, and internal and external reporting will prove invaluable for Viatris. We are fortunate to appoint him to this seasoned management team.”

Group President, Upjohn, and incoming Viatris CEO Michael Goettler said, “I’ve had the privilege of working closely with Sanjeev to establish the Upjohn business and now prepare for the launch of Viatris. His dedication, extensive knowledge of the pharmaceutical industry and deep financial and operational expertise will be essential to the Viatris leadership team as we work to ensure that the new company is set up for success.”

Mr. Narula said: “I am deeply honored by the opportunity to join Viatris as CFO and am energized by our shared commitment to become a champion for global health. Since the announcement of the transaction in July, I have spent considerable time getting to know the talented Mylan organization and believe that together we have two experienced teams that share a passion for providing patients around the world with access to medicines. I look forward to partnering closely with the Viatris leadership team and Board of Directors, as well as with the investment community, to help ensure the strength of Viatris’ financial performance through consistent earnings and cash flow growth, an attractive dividend and shareholder-focused capital policies.”

As the Viatris CFO, Mr. Narula will report to Michael Goettler, who was previously announced as incoming CEO of Viatris. The Mylan and Upjohn teams will continue to work together over the coming months to fill additional leadership positions and further its comprehensive integration planning efforts. The transaction remains on track to close in mid-2020, subject to receipt of regulatory approvals, Mylan shareholder approval, and the satisfaction of other customary closing conditions. Mylan and Upjohn will continue to operate as independent organizations under their existing organization structures until the transaction closes.

For more information visit Gchampionforglobalhealth.com.

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About Mylan

Mylan is a global pharmaceutical company committed to setting new standards in healthcare. Working together around the world to provide 7 billion people access to high quality medicine, we innovate to satisfy unmet needs; make reliability and service excellence a habit; do what’s right, not what’s easy; and impact the future through passionate global leadership. We offer a growing portfolio of more than 7,500 marketed products around the world, including antiretroviral therapies on which approximately 40% of people being treated for HIV/AIDS globally depend. We market our products in more than 165 countries and territories. We are one of the world’s largest producers of active pharmaceutical ingredients. Every member of our approximately 35,000-strong workforce is dedicated to creating better health for a better world, one person at a time. Learn more at Mylan.com. We routinely post information that may be important to investors on our website at investor.mylan.com.

About Upjohn

With over 130 years of experience in improving patient lives, Pfizer Upjohn seeks to leverage our portfolio, global experience and expertise to become the trusted partner of choice for all stakeholders committed to improving patient health. We focus on relieving the burden of non-communicable diseases with trusted, quality medicines for every patient, everywhere, with the goal of treating 225 million new patients by 2025. Upjohn brings together 20 of the industry’s most trusted brands — products such as Lipitor®, Norvasc®, Lyrica® and Viagra® — with world-class medical, manufacturing and commercial expertise in more than 120 countries. Upjohn’s network of approximately 11,500 colleagues works together to be fast, focused and flexible to ensure that patients around the world access the healthcare they need.

About Pfizer: Breakthroughs That Change Patients’ Lives

At Pfizer, we apply science and our global resources to bring therapies to people that extend and significantly improve their lives. We strive to set the standard for quality, safety and value in the discovery, development and manufacture of health care products. Our global portfolio includes medicines and vaccines as well as many of the world’s best-known consumer health care products. Every day, Pfizer colleagues work across developed and emerging markets to advance wellness, prevention, treatments and cures that challenge the most feared diseases of our time. Consistent with our responsibility as one of the world’s premier innovative biopharmaceutical companies, we collaborate with health care providers, governments and local communities to support and expand access to reliable, affordable health care around the world. For more than 150 years, we have worked to make a difference for all who rely on us. We routinely post information that may be important to investors on our website at www.Pfizer.com. In addition, to learn more, please visit us on www.Pfizer.com and follow us on Twitter at @Pfizer and @Pfizer News, LinkedIn, YouTube and like us on Facebook at Facebook.com/Pfizer.

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Forward-Looking Statements

This communication contains “forward-looking statements”. Such forward-looking statements may include, without limitation, statements about the proposed combination of Upjohn Inc. (“Newco”) and Mylan N.V. (“Mylan”), which will immediately follow the proposed separation of the Upjohn business (the “Upjohn Business”) from Pfizer Inc. (“Pfizer”) (the “proposed transaction”), the expected timetable for completing the proposed transaction, the benefits and synergies of the proposed transaction, future opportunities for the combined company and products and any other statements regarding Pfizer’s, Mylan’s, the Upjohn Business’s or the combined company’s future operations, financial or operating results, capital allocation, dividend policy, debt ratio, anticipated business levels, future earnings, planned activities, anticipated growth, market opportunities, strategies, competitions, and other expectations and targets for future periods. Forward-looking statements may often be identified by the use of words such as “will”, “may”, “could”, “should”, “would”, “project”, “believe”, “anticipate”, “expect”, “plan”, “estimate”, “forecast”, “potential”, “pipeline”, “intend”, “continue”, “target”, “seek” and variations of these words or comparable words. Because forward-looking statements inherently involve risks and uncertainties, actual future results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to: the parties’ ability to meet expectations regarding the timing, completion and accounting and tax treatments of the proposed transaction; changes in relevant tax and other laws; the parties’ ability to consummate the proposed transaction; the conditions to the completion of the proposed transaction, including receipt of approval of Mylan’s shareholders, not being satisfied or waived on the anticipated timeframe or at all; the regulatory approvals required for the proposed transaction not being obtained on the terms expected or on the anticipated schedule or at all; inherent uncertainties involved in the estimates and judgments used in the preparation of financial statements and the providing of estimates of financial measures, in accordance with accounting principles generally accepted in the United States of America and related standards or on an adjusted basis; the integration of Mylan and Newco being more difficult, time consuming or costly than expected; Mylan’s, the Upjohn Business’s and the combined company’s failure to achieve expected or targeted future financial and operating performance and results; the possibility that the combined company may be unable to achieve expected benefits, synergies and operating efficiencies in connection with the proposed transaction within the expected time frames or at all or to successfully integrate Mylan and Newco; customer loss and business disruption being greater than expected following the proposed transaction; the retention of key employees being more difficult following the proposed transaction; any regulatory, legal or other impediments to Mylan’s, the Upjohn Business’s or the combined company’s ability to bring new products to market, including but not limited to where Mylan, the Upjohn Business or the combined company uses its business judgment and decides to manufacture, market and/or sell products, directly or through third parties, notwithstanding the fact that allegations of patent infringement(s) have not been finally resolved by the courts (i.e., an “at-risk launch”); success of clinical trials and Mylan’s, the Upjohn Business’s or the combined company’s ability to execute on new product opportunities; any changes in or difficulties with Mylan’s, the Upjohn Business’s or the combined company’s manufacturing facilities, including with respect to remediation and restructuring activities, supply chain or inventory or the ability to meet anticipated demand; the scope, timing and outcome of any ongoing legal proceedings, including government investigations, and the impact of any such proceedings on Mylan’s, the Upjohn Business’s or the combined company’s consolidated financial condition, results of operations and/or cash flows; Mylan’s, the Upjohn Business’s and the combined company’s ability to protect their respective intellectual property and preserve their respective intellectual property rights; the effect of any changes in customer and supplier relationships and customer purchasing patterns; the ability to attract and retain key personnel; changes in third-party relationships; actions and decisions of healthcare and pharmaceutical regulators; the impacts of competition; changes in the economic and financial conditions of the Upjohn Business or the business of Mylan or the combined company; uncertainties regarding future demand, pricing and reimbursement for our, the Upjohn Business’s or the combined company’s products; and uncertainties and matters beyond the control of management and other factors described under “Risk Factors” in each of Pfizer’s and Mylan’s Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and other filings with the Securities and Exchange Commission (“SEC”). These risks, as well as other risks associated with Mylan, the Upjohn Business, the combined company and the proposed transaction are also more fully discussed in the Registration Statement on Form S-4, as amended, which includes a proxy statement/prospectus (as amended, the “Form S-4”), which was filed by Newco with the SEC on October 25, 2019 and declared effective by the SEC on February 13, 2020, the Registration Statement on Form 10, as amended, which includes an information statement (as amended, the “Form 10”), which has been filed by Newco with the SEC on January 21, 2020 and amended on February 6, 2020, and has not yet been declared effective, a definitive proxy statement, which was filed by Mylan with the SEC on February 13, 2020 (the “Proxy Statement”), and a prospectus, which was filed by Newco with the SEC on February 13, 2020 (the “Prospectus”). You can access Pfizer’s, Mylan’s and Newco’s filings with the SEC through the SEC website at www.sec.gov or through Pfizer’s or Mylan’s website, as applicable, and Pfizer and Mylan strongly encourage you to do so. Except as required by applicable law, Pfizer, Mylan and Newco undertake no obligation to update any statements herein for revisions or changes after this communication is made.

Additional Information and Where to Find It

This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. In connection with the proposed transaction, Newco and Mylan have filed certain materials with the SEC, including, among other materials, the Form S-4,Form 10, and Prospectus filed by Newco and the Proxy Statement filed by Mylan. The Form S-4 was declared effective on February 13, 2020 and the Proxy Statement and the Prospectus were first sent to shareholders of Mylan on or about February 14, 2020 in connection with seeking approval of the proposed transaction. The Form 10 has not yet become effective. After the Form 10 is effective, a definitive information statement will be made available to the Pfizer stockholders relating to the proposed transaction. Newco and Mylan intend to file additional relevant materials with the SEC in connection with the proposed transaction. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT MYLAN, NEWCO AND THE PROPOSED TRANSACTION. The documents relating to the proposed transaction (when they are available) can be obtained free of charge from the SEC’s website at www.sec.gov. These documents (when they are available) can also be obtained free of charge from Mylan, upon written request to Mylan, at (724) 514-1813 or investor.relations@mylan.com or from Pfizer on Pfizer’s internet website at https://investors.Pfizer.com/financials/sec-filings/default.aspx or by contacting Pfizer’s Investor Relations Department at (212) 733-2323, as applicable.

Participants in the Solicitation

This communication is not a solicitation of a proxy from any investor or security holder. However, Pfizer, Mylan, Newco and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction under the rules of the SEC. Information about the directors and executive officers of Pfizer may be found in its Annual Report on Form 10-K filed with the SEC on February 28, 2019 and its definitive proxy statement and additional proxy statement relating to its 2019 Annual Meeting filed with the SEC on March 14, 2019 and on April 2, 2019, respectively, and Current Report on Form 8-K filed with the SEC on June 27, 2019. Information about the directors and executive officers of Mylan may be found in its amended Annual Report on Form 10-K filed with the SEC on April 30, 2019, and its definitive proxy statement relating to its 2019 Annual Meeting filed with the SEC on May 24, 2019. Additional information regarding the interests of these participants can also be found in the Form S-4, the Proxy Statement and the Prospectus. These documents can be obtained free of charge from the sources indicated above.